 EXHIBIT 1.1

FOR IMMEDIATE RELEASE                                                                                       October 28, 2003

Oban Mining Announces Acquisition of Ikona Gear International

        Vancouver, British Columbia - Oban Mining, Inc. (OTCBB: OBAN) announced today that it has completed the acquisition of Ikona Gear International, Inc. ("Ikona") in a share exchange. As a result of the transaction, Oban acquired in excess of 99% of the issued and outstanding shares of Ikona common stock, and Ikona became a majority-owned subsidiary of Oban. The transaction became effective on October 27, 2003.

        With the acquisition, Oban's future operations will primarily involve serving as a holding company for Ikona. Based in Vancouver, British Columbia, Ikona is commercializing and further developing a patented gear technology that utilizes a newly-designed, patented tooth shape that enables performance characteristics that are substantially superior to existing commercially available gearing systems.

        The acquisition involved the consummation of an Agreement and Plan of Reorganization under which Oban has undertaken an exchange offering to the Ikona shareholders to enter into voluntary Share Exchange Agreements. Under the Share Exchange Agreements, each outstanding share of Ikona could be exchanged for 1.25 shares of Oban common stock. The exchange offering to the Ikona shareholders by Oban will remain open until October 31, 2003, unless extended by the Oban board of directors. The transaction has been undertaken in reliance upon exemptions from the registration requirements of the Securities Act of 1933 and applicable exemptions under the securities laws of the province of British Columbia.

        As of the close of business on October 27, 2003, Ikona shareholders owning an aggregate of 11,957,306 shares of Ikona common stock exchanged those shares for an aggregate of 14,946,633 shares of Oban common stock. The shares of Ikona tendered for exchange represented 99.4 % of the total issued and outstanding shares of Ikona common stock; and immediately following the exchange, Ikona shareholders owned an aggregate of 16,746,633 shares of Oban common stock. Concurrently with the closing, Richard Achron, a director of the company and its former president, voluntarily surrendered to the company for cancellation an aggregate of 14.5 million shares of Oban common stock. Giving effect to the cancellation of Mr. Achron's 14.5 million shares, Ikona shareholders immediately following the voluntary share exchange owned 76.7% of the total issued and outstanding shares of Oban common stock. This constituted a change in control of Oban.

        Concurrently with the closing, Richard Achron resigned as president of Oban and will remain a director. Further, Laith Nosh, Dal Brynelsen, Simon Anderson and Barrie Freeke, directors of Ikona, were elected as directors of Oban. In addition, Laith Nosh was elected to serve as President and CEO of Oban, Raymond Polman was elected to serve as Chief Financial Officer and Simon Anderson was elected to serve as Secretary of Oban.

        The new principal executive offices of Oban will be located at Suite 880-609 Granville Street, Vancouver, B.C. V7Y 1G5 Canada. The telephone number at that address is (604) 685-5510.

SAFE HARBOR

The statements made in this press release contain certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 that involve a number or risks and uncertainties. Actual events or results may differ from the company's expectations. In addition to the matters described in this press release, risk factors listed from time to time in the Company's reports and filings with the Securities and Exchange Commission may affect the results achieved by the Company.

For further information contact:

Laith Nosh, Chief Executive Officer and President
(604) 685-5510